UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

                                    Commission File No. 1-8568


(Check One):
/X/  Form 10-K       / /  Form 20-F      / / Form 11-K    / / Form 10-Q   / /  Form N-SAR

For Period  Ended:  December  31,  1997
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form  N-SAR
For the  Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

IGI, Inc.
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Full Name of Registrant:

N/A
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Former Name if Applicable:

Wheat Road & Lincoln Avenue
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Address of Principal Executive Office (Street and Number)

Buena, NJ 08310
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City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)


If the Subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on

   /X/ Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets if Needed)

IGI, Inc. (the "Company") was unable to file its Annual Report on Form 10-K by the March 31, 1998 due date as it has not completed the procedures it deems necessary to prepare its financial statements. On March 27, 1998, the Company's Board of Directors engaged special counsel to investigate information which may have a material impact on the Company's financial reporting for 1997 and prior periods and authorized special counsel to engage independent accountants to assist them in such investigation. Also, the Company was unable to complete its financial statements prior to reaching an agreement with its bank lenders to obtain a waiver of defaults of certain covenants contained in its bank credit agreement at year end 1997 and to extend the expiration date of its credit agreement to December 31, 1998. The Company and its bank lenders signed a term sheet to this effect on March 30, 1998.


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PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Kevin J. Bratton                    609                        697-1441
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    (Name)                      (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         Yes  /X/      No  / /

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                         Yes  /X/      No  / /

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If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Based on its review of operations to date, the Company expects that it will incur a pretax loss ranging from $2.7 to $3.2 million for the fourth quarter of 1997, resulting in a pretax loss for fiscal 1997 ranging from $1.0 to $1.5 million. The expected loss is attributable primarily to lower-than-expected poultry vaccine sales during period, certain inventory write-offs, additional reserves for accounts receivable and notes receivable, and legal and related expenses incurred in connection with the previously announced USDA OIG investigation. The estimated loss for 1997 could be lower, or higher if additional write-offs or charges are required in connection with completion of 1997 audit. Income before taxes was $29,000 for fiscal 1996.

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                                    IGI, Inc.
             -----------------------------------------------------
                   Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 1, 1998
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By:      Kevin J. Bratton
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         Vice President and Treasurer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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                     Intentional misstatement or omission of
                   fact constitute Federal Criminal Violation
                              (See 18 U.S.C. 1001).
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